| Form 1<br>Page 1<br>Execution<br>Page | **UNITED STATES SECURITIES AND EXCHANGE COMMISSION**<br>**WASHINGTON, D.C. 20549**<br>**APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT** | Date filed (MM/DD/YY):<br>8/8/16 | OFFICIAL USE ONLY |
|---|---|---|---|

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC


16019254

2. Provide the applicant's primary street address (Do note use a P.O. Box): 7 Roszel Road, Suite 5-A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315



6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   Miami International Securities Exchange, LLC
   7 Roszel Road, Suite 5-A
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership
   ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

**EXECUTION:** The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Date: August 8, 2016

By: [signature]
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 8th day of August, 2016.

[signature]
Jane Sciarra
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

**This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.**

Exhibit F

## EXHIBIT F

**Exhibit Request:**

**A complete set of all forms pertaining to:**

1. **Application for membership, participation, or subscription to the entity.**

2. **Application for approval as a person associated with a member, participant, or subscriber of the entity.**

3. **Any other similar materials.**

**Response:**

Exhibit F is hereby amended as set forth below.

1. Member Firm Application Checklist

2. Pre-Application Information Survey

3. Member Application **[Updated form attached]**

4. Market Maker Member Guarantee

5. Give-Up Agreement

6. User Agreement

7. Sponsored Access Agreement

8. Statutory Disqualification Notice

9. Attestation, Consent to Jurisdiction and Authorization of Associated Person Membership – Firm Applicant

10. Attestation, Consent to Jurisdiction and Authorization of Associated Person Membership – Individual Applicant

11. Exchange Data Agreement

12. Market Data Policies

13. MIAX Data Feed Affiliated Companies List – Schedule A

14. MIAX Data Feed Request – Schedule B

15. MIAX Data Feed Service Facilitator List – Schedule C

16. Market Data Subscriber Agreement – Schedule D

17. Service Bureau Agreement

18. Amendment to Member Application **[Updated form attached]**

19. Extranet Connection Agreement

20. Extranet Information Form – Schedule A

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.

3



## MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

# Member Application

**Firm Name:** ____________________________________________

**Application Contact:** ____________________________________________

**Title:** ____________________________________________

**Tele #:** (     ) ______-________ **Email:** ______________________________

An Applicant for membership on the Miami International Securities Exchange, LLC ("MIAX" or the "Exchange") must complete this Member Application form, including Sections 1 through 5. The completed Membership Application form, including an executed copy of the User Agreement and supplemental materials requested herein, should be sent via email or certified or first class mail to*:

| **Miami International Securities Exchange, LLC**<br>7 Roszel Road - 5th Floor, Ste. 5A<br>Princeton, NJ 08540<br>Attention: Member Services<br>609.897.1479<br>membership@miaxoptions.com |
|---|

Application fees will be billed electronically post-approval and are non-refundable.

Persons associated with the Applicant are subject to investigation by the Exchange and may be required to appear in person before the Exchange. The Exchange may also require any person associated with a Member who may possess information relevant to the Applicant's suitability to be a Member to provide information or testimony.

The Exchange will determine whether to approve an application. Written notice of the action of the Exchange, specifying in the case of disapproval of an application the grounds therefore, shall be provided to the Applicant.

If the application process is not completed within six (6) months of the filing of the application form and payment of the appropriate fee, the application shall be deemed to be automatically withdrawn.

**Note*: In accordance with Rule 200(c)(7), Every Applicant must have and maintain membership in another registered options exchange (that is not registered solely under Section 6(g) of the Exchange Act). If such other registered options exchange has not been designated by the Commission, pursuant to Rule 17d-1 under the Exchange Act, to examine Members for compliance with financial responsibility rules *(known as the Designated Examining Authority or "DEA")*, then such Applicant must have and maintain a membership in FINRA.

* *Each Applicant must also have and maintain membership with another SRO that has been appointed a Designated Options Examining Authority or "DOEA" in connection with the Multiparty 17d-2 Plan for the examination, surveillance, investigation and enforcement of options related sales practice rules. MIAX will not be offering a DOEA regulatory oversight services to member firms.*

## I. Firm Information

A Member of the Exchange may be a corporation, partnership, limited liability company or sole proprietorship organized under the laws of a jurisdiction of the United States, or such other jurisdiction as the Exchange may approve. Each Member must be a broker-dealer registered pursuant to Section 15 of the Exchange Act and meet the qualifications for a Member in accordance with Rules of the Exchange applicable thereto. Each Member must prepare and maintain financial and other reports required to be filed with the SEC and the Exchange in English and U.S. dollars, and ensure the availability of an individual fluent in English and knowledgeable in securities and financial matters to assist representatives of the Exchange during examinations.

Every Member shall have as the principal purpose of being a Member the conduct of a securities business. Such a purpose shall be deemed to exist if and so long as: (1) the Member has qualified and acts in respect of its business on the Exchange in one or more of the following capacities: (i) a Lead Market Maker; (ii) a Registered Market Maker; or (iii) an Electronic Exchange Member.

a) **Address:**______________________________

**City/State/Zip Code:**______________________________

**Tele #:** ( ) ______-________; **Fax #:** ( ) ______-________

b) Is Applicant affiliated with a MIAX Member Firm? Yes:_____ No:_____

1) If yes, List Member Firm(s): ______________________________

______________________________

______________________________

## II. Type of Membership

*[Indicate all that apply.]*

☐ Primary Lead Market Maker Member
☐ Lead Market Maker Member
☐ Registered Market Maker Member
☐ Electronic Exchange Member
  ☐ Order Flow Give-Up Clearing #:________________
  ☐ Clearing #(s): Self-Clearing #:________________

## III. Primary Firm Contact(s)

*[Attach additional names(s) as needed.]*

**Registrations Contact:** ☐ Authorized Signer

Name: ______________________________

Title: ______________________________

Email: ______________________________

**Technical Contact:** ☐ Authorized Signer

Name: ______________________________

Title: ______________________________

Email: ______________________________

**Billing Contact:** ☐ Authorized Signer

Name: ______________________________

Title: ______________________________

Tele #: (     ) ________-__________

Email: ______________________________

**Compliance Contact:** ☐ Authorized Signer

Name: ______________________________

Title: ______________________CRD #:______________

Tele #: (     ) ________-__________

Email: ______________________________

**Business Contact:** ☐ Authorized Signer

Name: ______________________________

Title: ______________________CRD #:______________

Tele #: (     ) ________-__________

Email: ______________________________

## Qualification and Registration of Members and Associated Persons

Each Member or Member organization **must register with the Exchange at least two individuals** acting in one or more of the capacities described in MIAX Rule 203 (a) through (e). The Exchange may waive this requirement if a Member or Member organization demonstrates conclusively that only one individual acting in one or more of the heightened capacities described in MIAX Rule 203 (a) through (e) should be required to register. A Member or Member organization that conducts proprietary trading only and has 25 or fewer registered persons may be required to have one officer or partner who is registered in this capacity

### #1) Registered Supervisor of Authorized Person(s) - Series 24, S-14 or S9/10:

☐ Authorized Signer

Name: ______________________________

Title: ______________________________

CRD#: ____________________ Tele #: ( ) _______-________

Email: ______________________________

### #2) Registered Supervisor of Authorized Person(s) - Series 24 or S-14 or S9/10:

☐ Authorized Signer

Name: ______________________________

Title: ______________________________

CRD#: ____________________ Tele #: ( ) _______-________

Email: ______________________________

### Chief Compliance Officer:

☐ Authorized Signer

Name: ______________________________

Title: ______________________________

CRD#: ____________________ Tele #: ( ) _______-________

Email: ______________________________

### Responsible Person:

☐ Authorized Signer

Name: ______________________________

Title: ______________________________

CRD#: ____________________ Tele #: ( ) _______-________

Email: ______________________________

### Financial & Operations Principal (FINOP Series 27):

☐ Authorized Signer

Name: ______________________________

Title: ______________________________

CRD#: ____________________ Tele #: ( ) _______-________

Email: ______________________________

Pursuant to Exchange Rule 315(d) each Member is required to designate, and identify to the Exchange, a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the Member's anti-money laundering program. A Member must provide prompt notice to the Exchange regarding any change in this designation. If applicant is a Member of FINRA, it is required to comply with FINRA Rule 3310. Notification of changes to this designation need not be filed with the Exchange if the Member complies with such FINRA rule.

**AML Officer:** ☐ Authorized Signer

Name: ______________________________

Title: ______________________________

CRD#: ____________________ Tele #: (    ) ______-________

Email: ______________________________

## IV. Regulatory

- ☐ a) Form BD: *current copy.* SEC # 8-: ________ Firm CRD: # ____________
- ☐ b) A list of Self-Regulatory Organizations ("SRO") of which Applicant is a member.
- ☐ c) Applicant's designated examining authority ("DEA").
- ☐ d) A statement indicating whether Applicant is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that are not disclosed on Applicant's Form BD.
  - If so, the statement must include all relevant details, including any sanctions imposed.
- ☐ e) A statement indicating whether any person listed on Schedule A of Applicant's Form BD is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that is not disclosed on a Form U-4 for such individuals.
  - If so, the statement must include all relevant details, including any sanctions imposed.
- ☐ f) If Applicant is not a FINRA member, provide a copy of Form U-4 for those individuals on Schedule A of Applicant's Form BD in those cases where such individuals are subject to Form U-4 reporting.
- ☐ g) A list of authorized trader(s) *(S-7 or S-57 examinations qualified dependent on type of business).*
- ☐ h) A list of persons primarily responsible for supervising trading and/or market making activities, including CRD numbers.
- ☐ i) Associated Person registrant(s) [MIAX Rules 202/203].
- ☐ j) **Procedures:** *current copy*
  1) **MIAX trading activities**
     a. Date of applicant's last examination and a copy of DEA disposition letter related to supervisory trading procedures provided.
  2) **Clearing:** For applicants that propose to clear market maker transactions effected on the Exchange, a copy of Applicant's written procedures for assessing and monitoring potential risks to capital over a specified range of market movements of positions.
  3) **Information Barrier**
  4) **Business Continuity Planning**

## V. Organizational Structure

*[Please provide the following information.]*

☐ a) Type of Organization:
- ☐ Corporation
- ☐ Partnership
- ☐ Limited Liability Company
- ☐ Sole Proprietor

☐ b) State of Organization: ___________ Federal Tax ID/SSN: _____- ________________

☐ c) A copy of Applicant's partnership agreement, LLC operating agreement, charter, by-laws or equivalent documents and copies of state filings.

☐ d) An organizational supervisory chart, including the names of Applicant's chief executive officer, chief financial officer, chief operating officer, and chief compliance officer.

☐ e) A listing of the office(s) from which Applicant will conduct its MIAX market making activity.

## VI. Business and Operating Information

☐ a) A copy of any contract or agreement with another broker-dealer, a bank, a clearing entity, a service bureau or a similar entity to provide Applicant with services regarding the execution or clearance and settlement of transactions effected on the Exchange *(Ex.: OCC, order routing give-up, etc.)*

☐ b) The OCC member through which Applicant will clear transactions effected on the Exchange (if Applicant is self-clearing, so indicate).

*Please provide:*
- Error Account Information: ____________________________

☐ c) A brief description of:
- Applicant's **proposed trading activities** on the Exchange, such as whether it will act as a market-maker, enter customer or proprietary orders or conduct block trading activities, etc.
- The manner in which Applicant **receives and sends orders**, such as through electronic proprietary devices, internal order-processing systems or through third-party order routing services.
- If Applicant will be conducting "Other Business Activities", a statement describing such activities.
- If applicable, identify any new procedures that will be implemented for **new types of business** the firm plans to launch.

☐ d) Brokers' Blanket Bond: *If applicable, copy of.*

## VII. Financial Disclosure

*[Attach response statement(s) as needed.]*

- ☐ a) Copy of Applicant's most recent "FOCUS Report" (Form X-17A-5) filed with the SEC pursuant to Rule 17a-5 under the Exchange Act *(the most current Parts I, II, and IIA, as applicable).*
- ☐ b) Applicant's financial Balance Sheet, *current copy.*
- ☐ c) A Financial Reporting Declaration Statement from Applicant's CFO regarding the content in **(b)** above.
- ☐ d) Name, address and contact information for Applicant's independent public accountant.
- ☐ e) If any other person will guarantee the transactions Applicant will effect on the Exchange, attach a statement indicating the name of the guarantor and the nature of the guarantee.
- ☐ f) The source and amount of Applicant's capital to support its market making activities on the Exchange, and the source of any additional capital that may become necessary.
- ☐ g) If Applicant intends to raise additional capital to finance its business on the Exchange, attach a statement indicating the source and amount of such capital.
- ☐ h) Debt(s) to Exchanges and/or Exchange Members *(verbal and written).*
- ☐ i) Does the organization owe any monies to MIAX, another national securities exchange, a national securities association, a national futures association, or a commodities exchange that are overdue *(including but not limited to any overdue fees, charges, dues, assessments, fines or other amounts)*?
  - ☐ Yes:_____ No:_____
  - ☐ If yes, to whom: ____________________ Amount: $_______________
- ☐ j) Have satisfactory arrangements been made to repay this debt?
  - ☐ Yes:_____ No:_____
  - ☐ If yes, to whom: ____________________ Amount: $_______________
  - ☐ Describe: (Attach statement)
- ☐ k) Does the organization owe any monies to any MIAX Permit Holder, or any member of another national securities exchange, a national securities association, a national futures association, or a commodities exchange?
  - ☐ Yes:_____ No:_____
  - ☐ If yes, to whom: ____________________ Amount: $_______________
  - ☐ Describe: (Attach statement)
- ☐ l) Have satisfactory arrangements been made to repay this debt?
  - ☐ Yes:_____ No:_____
  - ☐ If yes, to whom: ____________________ Amount: $_______________
  - ☐ Describe: (Attach statement)

## VIII. Attestation, Consent to Jurisdiction and Authorization of Membership

Applicant-Firm: ______________________________

a) The Applicant agrees that it will abide by the Bylaws and Rules of the Exchange as amended from time to time, and by all circulars, notices, directives or decisions the Exchange adopts pursuant to or made in accordance with its Rules.

b) The Applicant agrees to submit to the jurisdiction of the Exchange [MIAX Rules 1000, 200(f)] in matters related to conducting of business on and access to the Exchange including rulings, orders, decisions, directives, investigations, disciplinary actions, prohibitions, limitations, penalties, and arbitrations, subject to right of appeal or review as provided by law.

c) The Applicant may be the subject of an investigative and/or background checks, and therefore authorizes any Self-Regulatory Organization ("SRO"), Commodities Exchange, former employer and other persons to furnish to the Exchange, upon its request, any information that such person or entity may have concerning the character, ability, business activities, reputation and employment history of Applicant or its associated persons, and releases such person or entity from any and all liability in furnishing such information to the Exchange.

d) The Applicant authorizes the Exchange to make available to any governmental agency, SRO, commodities exchange or similar entity, any information the Exchange may have concerning Applicant or its associated persons, and releases the Exchange from any and all liability in furnishing such information.

e) The Applicant agrees to pay all dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the exchange.

f) The Applicant certifies that all associated persons required to be fingerprinted have been fingerprinted and affirms that it is not associated with a person subject to a statutory disqualification, unless such individual's association is approved by a SRO.

g) The undersigned represents that all the information contained in the Membership Application Form and supplemental materials it has submitted to the Exchange is true, complete and accurate and may be verified by investigation.

h) The Applicant agrees to promptly update its application materials if any of the information provided is or becomes inaccurate or incomplete after the date of submission of its application to the Exchange and prior to its approval.

i) As a condition of membership, the Applicant agrees to notify the Exchange of any substantive change(s) to its association with the member or affiliated firm, including but not limited to, statutory disqualification, censure, a cease and desist order, refusal of registration, expulsion, or other disciplinary action, suspension, investigation, arbitration or litigation related to material allegation(s) of violation(s) of securities or commodities law or regulation, bankruptcy or contempt proceeding, injunction or civil judgment or conviction(s), change in control status or any other pertinent circumstance under the provisions of the Security Act of 1934.

j) The undersigned attests that he/she is authorized on behalf of Applicant-Firm to make this application to Miami International Securities Exchange, LLC ("MIAX" or "Exchange").

By: ______________________________
(Print Name)

______________________________
(Print Title)

______________________________
(Signature)

______________________________
(Date)

## DEFINITIONS

*For purposes of this application, the following terms shall have the following meanings:*

1. **Applicant** – the Person applying to become a Member of MIAX in the capacity of either Electronic Exchange Member ("EEM"), Lead Market Maker or Registered Market Maker (collectively "Market Makers" or "MMs"), or the Member amending this form.

2. **Associated Person** - any partner, officer, director, or branch manager of a Member (or any person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with a Member, or any employee of a Member.

3. **Authorized Individual** - a person authorized to submit orders to MIAX on behalf of Sponsored Participant. As used in this Agreement, the requirement that a Sponsored Participant "comply with MIAX Rules" or "act in compliance with MIAX Rules" (or such other similar phrases) shall mean that Sponsored Participant shall comply with MIAX Rules as if it were a MIAX Member.

4. **Central Registration Depository ("Web CRD®")** – a centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information.

5. **Control** – the power to exercise a controlling influence over the management or policies of a person, unless such power is solely the result of an official position with such person. Any person who owns beneficially, directly or indirectly, more than 20% of the voting power in the election of directors of a corporation, or more than 25% of the voting power in the election of directors of any other corporation which directly or through one or more affiliates owns beneficially more than 25% of the voting power in the election of directors of such corporation, shall be presumed to control such corporation.

6. **Designated Examining Authority ("DEA")** – the SEC will designate one SRO to be a broker-dealer's examining authority, when the broker-dealer is a member of more than one SRO. Every broker-dealer is assigned a DEA, who will examine the broker-dealer for compliance with financial responsibility rules. The SEC will make the DEA assignment based on the SRO examination program and the broker-dealer's primary business location.

7. **Designated Options Examining Authority ("DOEA")** – DOEAs (currently FINRA and CBOE) have been appointed pursuant to the Multiparty 17d-2 Plan for the examination, surveillance, investigation and enforcement of options related sales practice rules. The DOEAs are responsible for enforcing the rules of the option exchange participants set forth in Exhibit A of the Plan, conducting options-related sales practice examinations, and investigating options-related complaints and terminations for cause of associated persons.

8. **Electronic Exchange Member** - a Member that holds a valid Trading Permit, who is not a market maker and is registered with the Exchange pursuant to Chapter II of the MIAX Rules for the purposes of participating in trading on the Exchange.

9. **Financial Arrangement** - 1) the direct financing of a Member's dealings upon the Exchange, or 2) any direct equity investment or profit sharing arrangement, or 3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.

10. **Lead Market Maker** - a Member that holds a valid Trading Permit and is registered with the Exchange for the purpose of making markets in securities traded on the Exchange and that is vested with the rights and responsibilities specified in Chapter VI of the MIAX Rules with respect to Lead Market Makers.

11. **Registered Market Maker** - a Member that holds a valid Trading Permit and is registered with the Exchange for the purpose of making markets in securities traded on the Exchange and that is vested with the rights and responsibilities specified in Chapter VI of the MIAX Rules with respect to Registered Market Makers.

12. **Member** - a corporation, partnership, limited liability company or sole proprietorship that is registered with the Exchange pursuant to Chapter II of the MIAX Rules for the purposes of transacting business on the Exchange in one or more of the following capacities: (i) a "Lead Market Maker," (ii) a "Registered Market Maker," or (iii) an "Electronic Exchange Member."

13. **MIAX** - the Miami International Securities Exchange, LLC.

14. **Person** – a natural person, corporation, partnership, limited liability company, association, joint Securities company, trustee of a trust fund, or any organized group of persons whether incorporated or not.

15. **Registered Options Trader ("ROT")** – Per MIAX Rule 601(b)(1), ROTs may be: (i) individual Members registered with the Exchange as Market Makers, or (ii) officers, partners, employees or associated persons of Members that are registered with the Exchange as Market Makers.

16. **Responsible Person** - an individual designated by an organization that is the holder of a Trading Permit to represent the organization with respect to that Trading Permit in all matters relating to the Exchange. The Responsible Person must be a United States-based officer, director or management-level employee of the Trading Permit holder, who is responsible for the direct supervision and control of Associated Persons of that Trading Permit holder.

17. **Self-Regulatory Organization ("SRO")** - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for conduct inconsistent with just and equitable principles of trade.

18. **Sponsored Participant** - a person or entity (e.g., a customer, another Member or a non-member broker-dealer) that has entered into an arrangement with a MIAX Member ("Sponsoring Member") whereby the Sponsoring Member provides access to the Exchange or otherwise allows such person or entity to route its orders to the Exchange using the Member's market participant identifier ("MPID").

18



## MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

### Amendment to the Member Application

**Firm Name:** ____________________

**Application Contact:** ____________________

**Title:** ____________________

**Tele #:** (     ) ______-________ **Email:** ____________________

A firm applying for a change in membership on the Miami International Securities Exchange, LLC ("MIAX" or the "Exchange") must complete this Amendment to Member Application form, including all supplemental materials requested herein.

Persons associated with the Applicant are subject to investigation by the Exchange and may be required to appear in person before the Exchange. The Exchange may also require any person associated with a Member who may possess information relevant to the Applicant's suitability to be a Member to provide information or testimony.

The Exchange will determine whether to approve an amended application. Written notice of the action of the Exchange, specifying in the case of disapproval of an application the grounds therefore, shall be provided to the Applicant.

* *Note*: In accordance with Rule 200(c)(7), Every Applicant must have and maintain membership in another registered options exchange (that is not registered solely under Section 6(g) of the Exchange Act). If such other registered options exchange has not been designated by the Commission, pursuant to Rule 17d-1 under the Exchange Act, to examine Members for compliance with financial responsibility rules *(known as the Designated Examining Authority or "DEA")*, then such Applicant must have and maintain a membership in FINRA.

* *Each Applicant must also have and maintain membership with another SRO that has been appointed a Designated Options Examining Authority or "DOEA" in connection with the Multiparty 17d-2 Plan for the examination, surveillance, investigation and enforcement of options related sales practice rules. MIAX will not be offering a DOEA regulatory oversight services to member firms.*

### I. Firm Information

**a) Address:** ____________________

**City/State/Zip Code:** ____________________

**Tele #:** (     ) ______-________; **Fax #:** (     ) ______-________

**b)** Is Applicant affiliated with a MIAX Member Firm? Yes:_____ No:_____

If yes, List Member Firm(s): ____________________

____________________

____________________

**c)** Is Applicant requesting a reinstatement of its MIAX membership? Yes:_____ No:_____



*Encrypted electronic filings are advisable for secure personal or financial information.*

## II. Change of Membership Type

☐ **MIAX**

*[Indicate all that apply.]*

- ☐ Primary Lead Market Maker Member
- ☐ Lead Market Maker Member
- ☐ Registered Market Maker Member
- ☐ Electronic Exchange Member
  - ☐ Order Flow
  - ☐ Clearing: Self #(s): ___________ or Agreement with #(s): _________

**Trading Categories:**

- ☐ Proprietary Trader
- ☐ Transact Business with the Public

Other: ____________________________________________

**Other** *[Please describe (i.e. name or other non-substantive change).]*

______________________________________________________________

______________________________________________________________

______________________________________________________________

**The undersigned member firm affirms that such change as described above shall be made valid as if it was included in the original Application and binds all previously executed agreements with the Exchange to be in force and effect. No other terms or conditions of the original Application shall be negated or changed as a result of this stated change.**

### AFFIRMATION

**There have been no other substantive or material changes to the Application previously filed with the Exchange unless as noted below.**

By: ______________________________
(Print Name)

______________________________
(Print Title)

______________________________
(Signature)

______________________________
(Date)

| | | |
|---|---|---|
| **Primary Firm Contact(s)** | ___ No material change. | ___ As Noted. |
| **Regulatory** | ___ No material change. | ___ As Noted. |
| **Organizational Structure** | ___ No material change. | ___ As Noted. |
| **Business and Operating Information** | ___ No material change. | ___ As Noted. |
| **Financial Disclosure:** | ___ No material change. | ___ As Noted. |

*To the extent there have been substantive or material changes to the filings previously made by the Member Firm to the Exchange, please file supplemental documentation as needed.*

## III. Primary Firm Contact(s)

*Attach additional names(s) as needed.*

**Registrations Contact:** ☐ Authorized Signer

Name: ______________________________

Title: ______________________________

Email: ______________________________

**Technical Contact:** ☐ Authorized Signer

Name: ______________________________

Title: ______________________________

Email: ______________________________

**Billing Contact:** ☐ Authorized Signer

Name: ______________________________

Title: ______________________________

Tele #: (     ) _______-__________

Email: ______________________________

**Compliance Contact:** ☐ Authorized Signer

Name: ______________________________

Title: ______________________________CRD #:____________________

Tele #: (     ) _______-__________

Email: ______________________________

**Trading Business Contact:** ☐ Authorized Signer

Name: ______________________________

Title: ______________________________CRD #:____________________

Tele #: (     ) _______-__________

Email: ______________________________

## Qualification and Registration of Members and Associated Persons

Each Member or Member organization **must register with the Exchange at least two individuals** acting in one or more of the capacities described in MIAX Rule 203 (a) through (e). The Exchange may waive this requirement if a Member or Member organization demonstrates conclusively that only one individual acting in one or more of the heightened capacities described in MIAX Rule 203 (a) through (e) should be required to register. A Member or Member organization that conducts proprietary trading only and has 25 or fewer registered persons may be required to have one officer or partner who is registered in this capacity

### #1) Registered Supervisor of Authorized Person(s) - Series 24, S-14 or S9/10:

☐ Authorized Signer

Name: ______________________________

Title: ______________________________

CRD#: ____________________ Tele #: ( ) ______-______

Email: ______________________________

### #2) Registered Supervisor of Authorized Person(s) - Series 24 or S-14 or S9/10:

☐ Authorized Signer

Name: ______________________________

Title: ______________________________

CRD#: ____________________ Tele #: ( ) ______-______

Email: ______________________________

**Chief Compliance Officer:** ☐ Authorized Signer

Name: ______________________________

Title: ______________________________

CRD#: ____________________ Tele #: ( ) ______-______

Email: ______________________________

**Responsible Person:** ☐ Authorized Signer

Name: ______________________________

Title: ______________________________

CRD#: ____________________ Tele #: ( ) ______-______

Email: ______________________________

**Financial & Operations Principal (FINOP Series 27):** ☐ Authorized Signer

Name: ______________________________

Title: ______________________________

CRD#: ____________________ Tele #: ( ) ______-______

Email: ______________________________

Pursuant to Exchange Rule 315(d) each Member is required to designate, and identify to the Exchange, a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the Member's anti-money laundering program. A Member must provide prompt notice to the Exchange regarding any change in this designation. If applicant is a Member of FINRA, it is required to comply with FINRA Rule 3310. Notification of changes to this designation need not be filed with the Exchange if the Member complies with such FINRA rule.

**AML Officer:** ☐ Authorized Signer

Name: ______________________________

Title: ______________________________

CRD#: ________________ Tele #: ( ) _______-__________

Email: ______________________________

**IV. Regulatory**

- ☐ a) Form BD: *current copy.*
- ☐ b) A list of Self-Regulatory Organizations ("SRO") of which Applicant is a member.
- ☐ c) Applicant's designated examining authority ("DEA").
- ☐ d) A statement indicating whether Applicant is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that are not disclosed on Applicant's Form BD.
  - If so, the statement must include all relevant details, including any sanctions imposed.
- ☐ e) A statement indicating whether any person listed on Schedule A of Applicant's Form BD is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that is not disclosed on a Form U-4 for such individuals.
  - If so, the statement must include all relevant details, including any sanctions imposed.
- ☐ f) If Applicant is not a FINRA member, provide a copy of Form U-4 for those individuals on Schedule A of Applicant's Form BD in those cases where such individuals are subject to Form U-4 reporting.
- ☐ g) A list of authorized trader(s) *(S-7 or S-57 examinations qualified dependent on type of business)*.
- ☐ h) A list of persons primarily responsible for supervising trading and/or market making activities, including CRD numbers.
- ☐ i) Associated Person registrant(s) [MIAX Rules 202/203].
- ☐ j) **Procedures:** *current copy*
  1) **MIAX trading activities**
     a. Date of applicant's last examination and a copy of DEA disposition letter related to supervisory trading procedures provided.
  2) **Clearing:** For applicants that propose to clear market maker transactions effected on the Exchange, a copy of Applicant's written procedures for assessing and monitoring potential risks to capital over a specified range of market movements of positions.
  3) **Information Barrier**
  4) **Business Continuity Planning**

## V. Organizational Structure

*[Please provide the following information.]*

☐ a) Type of Organization:
- ☐ Corporation
- ☐ Partnership
- ☐ Limited Liability Company
- ☐ Sole Proprietor

☐ b) State of Organization: ___________ Federal Tax ID/SSN: _____- ________________

☐ c) A copy of Applicant's partnership agreement, LLC operating agreement, charter, by-laws or equivalent documents and copies of state filings.

☐ d) An organizational supervisory chart, including the names of Applicant's chief executive officer, chief financial officer, chief operating officer, and chief compliance officer.

☐ e) A listing of the office(s) from which Applicant will conduct its MIAX market making activity.

## VI. Business and Operating Information

☐ a) A copy of any contract or agreement with another broker-dealer, a bank, a clearing entity, a service bureau or a similar entity to provide Applicant with services regarding the execution or clearance and settlement of transactions effected on the Exchange *(Ex.: OCC, order routing give-up, etc.)*

☐ b) The OCC member through which Applicant will clear transactions effected on the Exchange (if Applicant is self-clearing, so indicate).

*Please provide:*
- Error Account Information: ______________________________

☐ c) A brief description of:
- Applicant's **proposed trading activities** on the Exchange, such as whether it will act as a market-maker, enter customer or proprietary orders or conduct block trading activities, etc.
- The manner in which Applicant **receives and sends orders**, such as through electronic proprietary devices, internal order-processing systems or through third-party order routing services.
- If Applicant will be conducting "Other Business Activities", a statement describing such activities.
- If applicable, identify any new procedures that will be implemented for **new types of business** the firm plans to launch.

☐ d) Brokers' Blanket Bond: *If applicable, copy of.*

## VII. Financial Disclosure

*[Attach response statement(s) as needed.]*

- ☐ a) Copy of Applicant's most recent "FOCUS Report" (Form X-17A-5) filed with the SEC pursuant to Rule 17a-5 under the Exchange Act *(the most current Parts I, II, and IIA, as applicable)*.
- ☐ b) Applicant's financial Balance Sheet, *current copy*.
- ☐ c) A Financial Reporting Declaration Statement from Applicant's CFO regarding the content in **(b)** above.
- ☐ d) Name, address and contact information for Applicant's independent public accountant.
- ☐ e) If any other person will guarantee the transactions Applicant will effect on the Exchange, attach a statement indicating the name of the guarantor and the nature of the guarantee.
- ☐ f) The source and amount of Applicant's capital to support its market making activities on the Exchange, and the source of any additional capital that may become necessary.
- ☐ g) If Applicant intends to raise additional capital to finance its business on the Exchange, attach a statement indicating the source and amount of such capital.
- ☐ h) Debt(s) to Exchanges and/or Exchange Members *(verbal and written)*.
- ☐ i) Does the organization owe any monies to MIAX, another national securities exchange, a national securities association, a national futures association, or a commodities exchange that are overdue *(including but not limited to any overdue fees, charges, dues, assessments, fines or other amounts)*?
  - ☐ Yes:_____ No:_____
  - ☐ If yes, to whom: ______________________________ Amount: $_________________
- ☐ j) Have satisfactory arrangements been made to repay this debt?
  - ☐ Yes:_____ No:_____
  - ☐ If yes, to whom: ______________________________ Amount: $_________________
  - ☐ Describe: (Attach statement)
- ☐ k) Does the organization owe any monies to any MIAX Permit Holder, or any member of another national securities exchange, a national securities association, a national futures association, or a commodities exchange?
  - ☐ Yes:_____ No:_____
  - ☐ If yes, to whom: ______________________________ Amount: $_________________
  - ☐ Describe: (Attach statement)
- ☐ l) Have satisfactory arrangements been made to repay this debt?
  - ☐ Yes:_____ No:_____
  - ☐ If yes, to whom: ______________________________ Amount: $_________________
  - ☐ Describe: (Attach statement)